As filed with the Securities and Exchange Commission on September 4, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MOTOROLA SOLUTIONS, INC.

(Name of Subject Company (issuer))

Motorola Solutions, Inc.

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

620076307

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Gino A. Bonanotte

Executive Vice President and Chief Financial Officer

Motorola Solutions, Inc.

1303 E. Algonquin Road

Schaumburg, Illinois 60196

(847) 576-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David C Karp, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Tel: (212) 403-1000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
$2,000,000,000*	$232,400**

*	Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $2,000,000,000 in aggregate of up to 32,786,885 shares of Common Stock, par value $0.01 per share, at the minimum tender offer price of $61.00 per share.
**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $232,400	Filing Party: Motorola Solutions, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 7, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Motorola Solutions, Inc., a Delaware Corporation (“MSI” or the “Company”), on August 7, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) relating to the offer by the Company to purchase for cash up to $2.0 billion of its common stock, $0.01 par value per share (the “shares”), at a price per share of not less than $61.00 and not more than $66.50 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2015, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”), which together constitute the tender offer (the “Tender Offer”).

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On September 4, 2015, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 12:00 midnight, New York City time, at the end of the day on September 3, 2015. A copy of the press release is filed as Exhibit (a)(5)(J) hereto and incorporated by reference herein.

Item 12	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(J)	Press release, dated September 4, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2015

MOTOROLA SOLUTIONS, INC.

	By:	/s/ Gino Bonanotte
		Name:	Gino Bonanotte
		Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)*	Offer to Purchase, dated August 7, 2015.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated August 7, 2015.

(a)(1)(E)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated August 7, 2015.

(a)(1)(F)*	Summary Advertisement, dated August 7, 2015.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Silver Lake Transaction, dated August 5, 2015 (incorporated by reference to Exhibit 99.1 to Motorola Solutions’ Current Report on Form 8-K filed on August 5, 2015 (File No. 1-7221)).

(a)(5)(B)	Press release announcing financial results for the quarter ended July 4, 2015, dated August 5, 2015 (incorporated by reference to Exhibit 99.2 to Motorola Solutions’ Current Report on Form 8-K filed on August 5, 2015 (File No. 1-7221)).

(a)(5)(C)	Email from Gregory Q. Brown to Motorola Solutions, Inc. employees, dated August 5, 2015 (incorporated by reference to Exhibit 99.1 to Motorola Solutions’ Schedule TO-C filed on August 5, 2015 (File No. 5-16011)).

(a)(5)(D)	Information fact sheet for Motorola Solutions, Inc. employees, dated August 5, 2015 (incorporated by reference to Exhibit 99.2 to Motorola Solutions’ Schedule TO-C filed on August 5, 2015 (File No. 5-16011)).

(a)(5)(E)	Earnings call presentation, dated August 5, 2015 (incorporated by reference to Exhibit 99.3 to Motorola Solutions’ Schedule TO-C filed on August 5, 2015 (File No. 5-16011)).

(a)(5)(F)	Earnings call transcript, dated August 5, 2015 (incorporated by reference to Exhibit 99.4 to Motorola Solutions’ Schedule TO-C filed on August 5, 2015 (File No. 5-16011)).

(a)(5)(G)*	Press release announcing the commencement of the tender offer, dated August 7, 2015.

(a)(5)(H)*	Transcript of Gregory Q. Brown’s interview with Bloomberg, dated August 7, 2015.

(a)(5)(I)*	Transcript of Gregory Q. Brown’s interview with CNBC, dated August 7, 2015.

(a)(5)(J)**	Press release, dated September 4, 2015.

(b)(1)	Indenture related to 2% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on August 25, 2015 (File No. 1-7221)).

(b)(2)	Form of 2% convertible Senior Notes Due 2020 (included in Exhibit (b)(1))

(d)(1)(B)	Stock Purchase Agreement, dated as of November 4, 2014, by and among Motorola Solutions, Inc. and ValueAct (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on November 5, 2014 (File No. 1-7221)).

(d)(1)(C)	Motorola Solutions Omnibus Incentive Plan of 2006, as amended and restated November 8, 2011 (incorporated by reference to Exhibit 10.10 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-7221)).

(d)(1)(D)	Form of Motorola Solutions, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for grants to Section 16 Officers on or after May 6, 2013 (incorporated by reference to Exhibit 10.2 to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(E)	Form of Motorola Solutions Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants on or after February 3, 2014 (incorporated by reference to Exhibit 10.9 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-7221)).

(d)(1)(F)	Form of Motorola Solutions Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants on or after January 4, 2011 (incorporated by reference to Exhibit 10.11 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(G)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants from August 1, 2009 to January 3, 2011 (incorporated by reference to Exhibit 10.1 to Motorola Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009 (File No. 1-7221)).

(d)(1)(H)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants from May 6, 2008 to August 1, 2009 (incorporated by reference to Exhibit 10.54 to Motorola Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008 (File No. 1-7221)).

(d)(1)(I)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants from February 11, 2007 to May 4, 2008 (incorporated by reference to Exhibit 10.37 to Motorola Inc.’s Current Report on Form 8-K filed on February 15, 2007 (File No. 1-7221)).

(d)(1)(J)	Form of Motorola Solutions Stock Option Consideration Agreement for grants on or after February 3, 2014 (incorporated by reference to Exhibit 10.14 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-7221)).

(d)(1)(K)	Form of Motorola Solutions Stock Option Consideration Agreement for grants on or after January 4, 2011 (incorporated by reference to Exhibit 10.15 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(L)	Form of Motorola, Inc. Stock Option Consideration Agreement for grants from May 6, 2008 to January 3, 2011 (incorporated by reference to Exhibit 10.56 to Motorola Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008 (File No. 1-7221)).

(d)(1)(M)	Form of Motorola, Inc. Stock Option Consideration Agreement for grants from February 27, 2007 to May 5, 2008 (incorporated by reference to Exhibit 10.4 to Motorola Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-7221)).

(d)(1)(N)	Form of Motorola Solutions, Inc. Restricted Stock Unit Agreement relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants to Section 16 Officers on or after May 6, 2013 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (File No. 1-7221)).

(d)(1)(O)	Form of Motorola Solutions, Inc. Restricted Stock Unit Agreement relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants to Appointed Vice Presidents and Elected Officers on or after February 3, 2014 (incorporated by reference to Exhibit 10.19 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(P)	Form of Motorola Solutions, Inc. Restricted Stock Unit Agreement relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants to Appointed Vice Presidents and Elected Officers on or after January 4, 2011 (incorporated by reference to Exhibit 10.18 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(Q)	Form of Motorola, Inc. Restricted Stock Unit Agreement relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants to Appointed Vice Presidents and Elected Officers from August 1, 2009 to May 4, 2010 (incorporated by reference to Exhibit 10.2 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009 (File No. 1-7221)).

(d)(1)(R)	Motorola Solutions, Inc. Amended Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options and Addendum A Motorola Solutions, Inc. Award Document-Terms and Conditions Related to Employee Stock Appreciation Rights, relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for a grant on February 22, 2011 to Gregory Q. Brown. (incorporated by reference to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2011 (File No. 1-7221)).

(d)(1)(S)	Form of Motorola Solutions Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for Gregory Q. Brown, relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grant on February 1, 2011 pursuant to the terms of the Employment Agreement dated August 27, 2008, as amended, by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.24 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(T)	Form of Motorola Solutions Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for Gregory Q. Brown, relating to the Motorola Solutions Omnibus Incentive Plan of 2006 for grants on or after January 4, 2011 (incorporated by reference to Exhibit 10.25 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(U)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options for Gregory Q. Brown, relating to the Motorola Omnibus Incentive Plan of 2006 for grants from May 7, 2009 to January 3, 2011 (incorporated by reference to Exhibit 10.13 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(V)	Form of Motorola Solutions Stock Option Consideration Agreement for Gregory Q. Brown for grants on or after January 4, 2011 under the Motorola Solutions Omnibus Incentive Plan of 2006 (incorporated by reference to Exhibit 10.27 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010) (File No. 1-7221)).

(d)(1)(W)	Form of Motorola, Inc. Stock Option Consideration Agreement for Gregory Q. Brown for grants from May 7, 2009 to January 3, 2011 under the Motorola Solutions Omnibus Incentive Plan of 2006 (incorporated by reference to Exhibit 10.14 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(X)	Motorola, Inc. Award Document for the Motorola Solutions Omnibus Incentive Plan of 2006, Terms and Conditions Related to Employee Nonqualified Stock Options granted to Gregory Q. Brown on January 31, 2008 (Market-based vesting) (incorporated by reference to Exhibit 10.9 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(Y)	Form of Motorola, Inc. Stock Option Consideration Agreement for Gregory Q. Brown for grants from January 31, 2008 to May 6, 2009 under the Motorola Solutions Omnibus Incentive Plan of 2006 (incorporated by reference to Exhibit 10.10 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-7221)).

(d)(1)(Z)	Form of Motorola Solutions, Inc. Restricted Stock Unit Award Agreement for Gregory Q. Brown under the Motorola Solutions Omnibus Incentive Plan of 2006 for grants on or after January 4, 2011 (incorporated by reference to Exhibit 10.32 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(AA)	Form of Motorola Solutions Deferred Stock Units Agreement between Motorola Solutions, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Solutions Omnibus Incentive Plan of 2006, for acquisitions on or after January 1, 2012 (incorporated by reference to Exhibit 10.37 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-7221)).

(d)(1)(BB)	Form of Motorola Solutions Deferred Stock Units Agreement between Motorola Solutions, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Solutions Omnibus Incentive Plan of 2006, for acquisitions on or after January 4, 2011 (incorporated by reference to Exhibit 10.37 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(CC)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan, for acquisitions from February 11, 2007 to January 3, 2011 (incorporated by reference to Exhibit 10.8 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-7221)).

(d)(1)(DD)	Form of Motorola Solutions Deferred Stock Units Award between Motorola Solutions, Inc. and its non-employee directors under the Motorola Solutions Omnibus Incentive Plan of 2006 or any successor plan for grants on or after January 1, 2012 (incorporated by reference to Exhibit 10.40 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-7221)).

(d)(1)(EE)	Form of Motorola Solutions Deferred Stock Units Award between Motorola Solutions, Inc. and its non-employee directors under the Motorola Solutions Omnibus Incentive Plan of 2006 or any successor plan for grants on or after January 4, 2011 (incorporated by reference to Exhibit 10.39 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(FF)	Form of Deferred Stock Units Award between Motorola, Inc. and its non-employee directors under the Motorola Omnibus Incentive Plan of 2006 or any successor plan for grants from February 11, 2007 to January 3, 2011 (incorporated by reference to Exhibit 10.9 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-7221)).

(d)(1)(GG)	Motorola Omnibus Incentive Plan of 2003, as amended through May 4, 2009 (incorporated by reference to Exhibit 10.6 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(HH)	Motorola Omnibus Incentive Plan of 2002, as amended through May 4, 2009 (incorporated by reference to Exhibit 10.7 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(II)	Motorola Omnibus Incentive Plan of 2000, as amended through May 4, 2009 (incorporated by reference to Exhibit 10.8 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(JJ)	Motorola Compensation/Acquisition Plan of 2000, as amended through May 4, 2009 (incorporated by reference to Exhibit 10.10 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(KK)	Motorola Amended and Restated Incentive Plan of 1998, as amended through May 4, 2009 (incorporated by reference to Exhibit 10.9 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009 (File No. 1-7221)).

(d)(1)(LL)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Non-Employee Director Nonqualified Stock Options relating to the Motorola Omnibus Incentive Plan of 2002 (incorporated by reference to Exhibit 10.2 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002 (File No. 1-7221)).

(d)(1)(MM)	Form of Motorola, Inc. Award Document-Terms and Conditions Related to Employee Nonqualified Stock Options, relating to the Motorola Omnibus Incentive Plan of 2003, the Motorola Omnibus Incentive Plan of 2002, the Motorola Omnibus Incentive Plan of 2000, the Motorola Amended and Restated Incentive Plan of 1998 and the Motorola Compensation/Acquisition Plan of 2000 for grants on or after May 2, 2005 (incorporated by reference to Exhibit 10.46 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005 (File No. 1-7221)).

(d)(1)(NN)	Form of Deferred Stock Units Agreement between Motorola, Inc. and its non-employee directors, relating to the deferred stock units issued in lieu of cash compensation to directors under the Motorola Omnibus Incentive Plan of 2003 or any successor plan, for acquisitions from January 1, 2006 to February 11, 2007 (incorporated by reference to Exhibit No. 10.25 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 1-7221)).

(d)(1)(OO)	Motorola Non-Employee Directors Stock Plan, as amended and restated on May 6, 2003 (incorporated by reference to Exhibit 10.20 to Motorola, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003 (File No. 1-7221)).

(d)(1)(PP)	Motorola Solutions Executive Officer Short Term Incentive Plan dated January 17, 2013 (effective January 1, 2013) (incorporated by reference to Exhibit 10.50 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (File No. 1-7221)).

(d)(1)(QQ)	Motorola Solutions Executive Officer Short Term Incentive Plan Term Sheet (incorporated by reference to Exhibit 10.51 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (File No. 1-7221)).

(d)(1)(RR)	Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated January 26, 2012 (incorporated by reference to Exhibit 10.53 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-7221)).

(d)(1)(SS)	2014-2016 Performance Measures under the Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated January 26, 2012 (incorporated by reference to Exhibit 10.55 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(TT)	2013-2015 Performance Measures under the Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated January 26, 2012 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2013 (File No. 1-7221)).

(d)(1)(UU)	2012-2014 Performance Measures under the Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated January 26, 2012 (incorporated by reference to Exhibit 10.54 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-7221)).

(d)(1)(VV)	Motorola Solutions Management Deferred Compensation Plan (As Amended and Restated Effective as of June 1, 2013) (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on June 5, 2013 (File No. 1-7221)).

(d)(1)(WW)	Motorola Solutions Management Deferred Compensation Plan, as amended and restated effective as of December 1, 2010, as amended January 4, 2011 (incorporated by reference to Exhibit 10.57 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-7221)).

(d)(1)(XX)	Arrangement for directors’ fees for non-employee directors (description incorporated by reference from the information under the caption “How the Directors are Compensated” of Motorola Solutions’ Proxy Statement for the Annual Meeting of Stockholders held on May 18, 2015 (“Motorola Solutions’ Proxy Statement”)).

(d)(1)(YY)	Description of Insurance covering non-employee directors and their spouses (including a description incorporated by reference from the information under the caption “Director Retirement Plan and Insurance Coverage” of the Motorola Solutions’ Proxy Statement) (incorporated by reference to Exhibit 10.57 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 1-7221)).

(d)(1)(ZZ)	Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.1 to Motorola, Inc.’s Current Report on Form 8-K filed on August 29, 2008 (File No. 1-7221)).

(d)(1)(AAA)	Amendment made on December 15, 2008 to the Employment Agreement dated August 27, 2008 by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit No. 10.50 to Motorola, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-7221)).

(d)(1)(BBB)	Second Amendment, dated May 28, 2010, to the Employment Agreement dated August 27, 2008, as amended, by and between Motorola, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.1 to Motorola, Inc.’s Current Report on Form 8-K filed on May 28, 2010 (File No. 1-7221)).

(d)(1)(CCC)	Third Amendment, dated March 10, 2014, to the Employment Agreement dated August 27, 2008, as amended, by and between Motorola Solutions, Inc. and Gregory Q. Brown (incorporated by reference to Exhibit 10.1 to Motorola Solutions Current Report on Form 8-K filed on March 13, 2014 (File No. 1-7221)).

(d)(1)(DDD)	Motorola Solutions, Inc. Separation Agreement and General Release between Motorola Solutions, Inc. and Eugene A. Delaney, dated as of June 13, 2013 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on June 14, 2013 (File No. 1-7221)).

EXHIBIT NUMBER	DESCRIPTION

(d)(1)(EEE)	Motorola Solutions, Inc. 2011 Senior Officer Change in Control Severance Plan, as amended and restated November 13, 2014 (incorporated by reference to Exhibit 10.54 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 1-7221)).

(d)(1)(FFF)	Motorola Solutions, Inc. 2011 Executive Severance Plan, as amended and restated November 13, 2014 (incorporated by reference to Exhibit 10.55 to Motorola Solutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 1-7221)).

(d)(1)(GGG)	Form of Motorola Solutions, Inc. Performance Option Award Agreement for grants to Section 16 Officers on or after March 9, 2015 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on March 11, 2015 (File No. 1-7221)).

(d)(1)(HHH)	Form of Motorola Solutions, Inc. Market Stock Unit Agreement for grants to Section 16 Officers on or after March 9, 2015 (incorporated by reference to Exhibit 10.2 to Motorola Solutions’ Current Report on Form 8-K filed on March 11, 2015 (File No. 1-7221)).

(d)(1)(III)	Form of Motorola Solutions, Inc. Performance Option Award Agreement for grants to Gregory Q. Brown on or after March 9, 2015 (incorporated by reference to Exhibit 10.3 to Motorola Solutions’ Current Report on Form 8-K filed on March 11, 2015 (File No. 1-7221)).

(d)(1)(JJJ)	Form of Motorola Solutions, Inc. Market Stock Unit Agreement for grants to Gregory Q. Brown on or after March 9, 2015 (incorporated by reference to Exhibit 10.4 to Motorola Solutions’ Current Report on Form 8-K filed on March 11, 2015 (File No. 1-7221)).

(d)(1)(KKK)	Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated February 11, 2015 (incorporated by reference to Exhibit 10.5 to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended on April 4, 2015 (File No. 1-7221)).

(d)(1)(LLL)	2015-2017 Performance Measures under the Motorola Solutions Long Range Incentive Plan (LRIP), as Amended and Restated February 11, 2015 (incorporated by reference to Exhibit 10.6 to Motorola Solutions’ Quarterly Report on Form 10-Q for the fiscal quarter ended on April 4, 2015 (File No. 1-7221)).

(d)(1)(MMM)	Motorola Solutions Omnibus Incentive Plan of 2015, effective May 18, 2015 (an amendment and restatement of the Motorola Solutions Omnibus Incentive Plan of 2006) (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on May 21, 2015 (file No. 1-7221)).

(d)(1)(NNN)	Investment Agreement by and among Motorola Solutions, Inc., Silver Lake Partners IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P., dated as of August 4, 2015 (incorporated by reference to Exhibit 10.1 to Motorola Solutions’ Current Report on Form 8-K filed on August 5, 2015 (file No. 1-7221)).

(d)(1)(OOO)	Form of Performance Option Award Agreement (non-CEO) (incorporated by reference to Exhibit 10.3 to Motorola Solutions’ Current Report on Form 8-K filed on August 25, 2015 (File No. 1-7221)).

(d)(1)(PPP)	Form of Performance Option Award Agreement (non-CEO) (incorporated by reference to Exhibit 10.4 to Motorola Solutions’ Current Report on Form 8-K filed on August 25, 2015 (File No. 1-7221)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed
**	Filed herewith